

	Subject to Completion Preliminary Term Sheet dated May 30, 2014	Filed Pursuant to Rule 433 Registration Statement No. 333-180289 (To Prospectus dated March 22, 2012, Prospectus Supplement dated March 22, 2012 and Product Supplement STOCK INCOME-1 dated May 30, 2014)

Units
$10 principal amount per unit
CUSIP No.

HSBC

Pricing Date*	June , 2014
Settlement Date*	June , 2014
Maturity Date*	June , 2020

*Subject to change based on the actual date the notes are priced for initial sale to the public (the "pricing date")

Income Notes Linked to a Basket of 20 Common Equity Securities

- Maturity of approximately six years
- The notes provide annual coupon payments (each, a "Coupon Payment")
- The notes will pay interest at a minimum rate of 1.00% per year. If, however, at least 14 of the 20 specified common equity securities (the "Basket Stocks") have not decreased in value from the pricing date as measured at the close of any Coupon Determination Date, the notes will pay interest at a maximum rate of [5.50-6.50]% per year.
- The payment at maturity will be the principal amount plus the final Coupon Payment
- All payments are subject to the credit risk of HSBC USA Inc.
- No listing on any securities exchange

Market Downside Protection

The notes are being issued by HSBC USA Inc. ("HSBC"). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks and costs. See "Risk Factors" beginning on page TS-6 of this term sheet and beginning on page PS-5 of product supplement STOCK INCOME-1.

The estimated initial value of the notes on the pricing date is expected to be between $9.30 and $9.70 per unit, which will be less than the public offering price listed below. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See "Summary" on page TS-2 and "Risk Factors" beginning on page TS-6 of this term sheet for additional information.

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price(1)(2)(3)......................	$ 10.00	$
Underwriting discount(2)(3)......................	$ 0.25	$
Proceeds, before expenses, to HSBC...	$ 9.75	$

(1) Plus accrued interest from the scheduled settlement date, if settlement occurs after that date.

(2) For any purchase of 500,000 units or more in a single transaction by an individual investor, the public offering price and the underwriting discount will be $9.95 per unit and $0.20 per unit, respectively.

(3) For any purchase by certain fee-based trusts and discretionary accounts managed by U.S. Trust operating through Bank of America, N.A., the public offering price and underwriting discount will be $9.75 per unit and $0.00 per unit, respectively. See as well "Supplement to the Plan of Distribution."

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

June , 2014

Summary

The Income Notes Linked to a Basket of 20 Common Equity Securities, due June   , 2020 (the "notes") are our senior unsecured debt securities and are not a direct or indirect obligation of any third party. The notes are not deposit liabilities or other obligations of a bank and are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. **The notes will rank equally with all of our other senior unsecured debt. All payments due on the notes, including the repayment of principal, depend on the credit risk of HSBC and its ability to satisfy its obligations as they come due.** The notes provide you with an annual Coupon Payment. On each Coupon Payment Date, you will receive at least the Minimum Coupon Payment. If, however, the Observation Values of at least 14 of the 20 common equity securities comprising the Market Measure are greater than or equal to their Starting Values, then you will receive the Maximum Coupon Payment. Payments on the notes will be calculated based on the $10 principal amount per unit and will depend on our credit risk and the performance of the Basket Stocks. See "Terms of the Notes" below.

The estimated initial value of the notes will be less than the price you pay to purchase the notes. The estimated initial value is determined by reference to our or our affiliates' internal pricing models and reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked notes, and the market prices for hedging arrangements related to the notes (which may include call options, put options or other derivatives). This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. The difference in the borrowing rate, as well as the underwriting discount and the costs associated with hedging the notes, including the hedging related charge described below, will reduce the economic terms of the notes (including the Maximum Coupon Payment). The estimated initial value will be calculated on the pricing date and will be set forth in the pricing supplement to which this term sheet relates.

The Market Measure consists of the following common equity securities:

Basket Stock	Ticker	Starting Value
AbbVie Inc.	ABBV	
Amazon.com, Inc.	AMZN	
BHP Billiton Limited	BHP	
The Walt Disney Company	DIS	
Ensco plc	ESV	
Eaton Corporation plc	ETN	
Ford Motor Company	F	
Facebook, Inc.	FB	
Fortinet, Inc.	FTNT	
Helmerich & Payne, Inc.	HP	
JPMorgan Chase & Co.	JPM	
Kraft Foods Group, Inc.	KRFT	
Och-Ziff Capital Management Group LLC	OZM	
Philip Morris International Inc.	PM	
PPL Corporation	PPL	
Spectra Energy Corp	SE	
Sempra Energy	SRE	
Texas Instruments Incorporated	TXN	
Under Armour, Inc.	UA	
Verizon Communications Inc.	VZ	

Income Notes
Linked to a Basket of 20 Common Equity Securities, due June , 2020

Market Downside Protection

Terms of the Notes

Issuer:	HSBC USA Inc. ("HSBC")
Principal Amount:	$10.00 per unit
Term:	Approximately six years
Market Measure:	A basket of 20 common equity securities (each a "Basket Stock") as described in "The Basket Stocks" section below
Starting Value:	For each Basket Stock, its Closing Market Price on the pricing date.
Observation Value:	For each Basket Stock, the Closing Market Price of one share of that Basket Stock on the applicable Coupon Determination Date, multiplied by its Price Multiplier on that day. Each Coupon Determination Date is subject to postponement if a Market Disruption Event occurs, as described beginning on page PS-17 of product supplement STOCK INCOME-1.
Coupon Determination Dates:	Annually, on June , 2015, June , 2016, June , 2017, June , 2018, June , 2019 and June , 2020.
Coupon Payment Dates:	Approximately the fifth business day after the applicable Coupon Determination Date.
Minimum Coupon Payment:	The product of 1.00% and the principal amount.
Maximum Coupon Payment:	The product of [5.50-6.50%] and the principal amount.
Payment at Maturity:	At maturity, we will pay the principal amount of the notes, plus the final Coupon Payment.
Price Multiplier:	1, for each Basket Stock subject to adjustment for certain corporate events relating to the Basket Stocks as described beginning on page PS-18 of product supplement STOCK INCOME-1.
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.25 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-26.
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") and HSBC, acting jointly.

Coupon Payment Determination

On each Coupon Determination Date, the Coupon Payment will be determined as follows:



Are the Observation Values of at least 14 of the Basket Stocks greater than or equal to their respective Starting Values?

Yes → The Coupon Payment will equal the Maximum Coupon Payment.

No → The Coupon Payment will equal the Minimum Coupon Payment.

Income Notes

Linked to a Basket of 20 Common Equity Securities, due June , 2020

Market Downside Protection

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the "Note Prospectus"). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S by calling 1-866-500-5408:

- Product supplement STOCK INCOME-1 dated May 30, 2014:
  https://www.sec.gov/Archives/edgar/data/83246/000114420414034384/v380096_424b5.htm

- Prospectus supplement dated March 22, 2012:
  http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

- Prospectus dated March 22, 2012:
  http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

Our Central Index Key, or CIK, on the SEC Website is 83246. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. You should carefully consider, among other things, the matters set forth under "Risk Factors" in the section indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement STOCK INCOME-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to "we," "us," "our," or similar references are to HSBC.

Investor Considerations

You may wish to consider an investment in the notes if:

- You anticipate that the Observation Values of at least 14 of the Basket Stocks will not be less than their respective Starting Values on each of the Coupon Determination Dates.

- You seek interest payments on your investment.

- You accept that the return on the notes will be limited to the Coupon Payments.

- You accept that the Coupon Payment applicable to each annual interest period is uncertain and may be limited to the Minimum Coupon Payment.

- You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

- You are willing to forgo dividends or other benefits of owning the Basket Stocks.

- You are willing to accept that a secondary market is not expected to develop for the notes, and understand that the market prices for the notes, if any, may be less than the principal amount and will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and the fees charged, as described on page TS-2.

- You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the payment at maturity.

The notes may not be an appropriate investment for you if:

- You anticipate that the Observation Values of seven or more of the Basket Stocks will be less than their respective Starting Values on each of the Coupon Determination Dates.

- You seek an investment that provides annual interest payments with a guaranteed rate or a floating rate that is not limited to the Maximum Coupon Payment.

- You seek an uncapped return on your investment.

- You want to receive dividends or other distributions paid on the Basket Stocks.

- You seek an investment for which there will be a liquid secondary market.

- You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Hypothetical Coupon Payment Calculations

Examples

Set forth below are examples of the calculations of the **hypothetical** Coupon Payments determined on three different Coupon Determination Dates, based upon the minimum rate of 1.00% per annum and a **hypothetical** maximum rate of 6.00% (the midpoint of the maximum rate range of 5.50% to 6.50%), the **hypothetical** Starting Values set forth in the table below (the Closing Market Prices of the Basket Stocks on May 28, 2014), and a range of **hypothetical** Observation Values on the Coupon Determination Dates.

On the first Coupon Determination Date, only five of the Basket Stocks have Observation Values that are greater than or equal to their Starting Values. As a result, the Coupon Payment on the applicable Coupon Payment Date is the Minimum Coupon Payment of $0.10 per unit.

On the second Coupon Determination Date, fourteen of the Basket Stocks have Observation Values that are greater than or equal to their Starting Values. As a result, the Coupon Payment on the applicable Coupon Payment Date is the Maximum Coupon Payment of $0.60 per unit.

On the third Coupon Determination Date, fifteen of the Basket Stocks have Observation Values that are greater than or equal to their Starting Values. As a result, the Coupon Payment on the applicable Coupon Payment Date is the Maximum Coupon Payment of $0.60 per unit. In this example, even though the average increase in the value of the Basket Stocks is substantially higher, the Coupon Payment does not exceed the Maximum Coupon Payment of $0.60 per unit.

These examples and the table below are for illustration only and reflect hypothetical Coupon Payments only for the first three Coupon Payment Dates. The Coupon Payment on one or more Coupon Payment Dates may be limited to the Minimum Coupon Payment.

Basket Stock	Hypothetical Starting Value	June __, 2015		June __, 2016		June __, 2017	
		Observation Value	Observation Value Greater Than or Equal to Starting Value?	Observation Value	Observation Value Greater Than or Equal to Starting Value?	Observation Value	Observation Value Greater Than or Equal to Starting Value?
AbbVie Inc.	54.07	50.22	No	50.22	No	50.22	No
Amazon.com, Inc.	310.16	300.87	No	300.87	No	300.87	No
BHP Billiton Limited	69.15	67.55	No	67.55	No	67.55	No
The Walt Disney Company	83.60	77.96	No	77.96	No	77.96	No
Ensco plc	51.42	49.49	No	49.49	No	49.49	No
Eaton Corporation plc	73.98	70.32	No	70.32	No	80.03	Yes
Ford Motor Company	16.31	13.02	No	17.99	Yes	21.15	Yes
Facebook, Inc.	63.51	57.26	No	64.22	Yes	68.80	Yes
Fortinet, Inc.	22.29	20.11	No	22.36	Yes	27.90	Yes
Helmerich & Payne, Inc.	108.84	108.00	No	111.12	Yes	115.12	Yes
JPMorgan Chase & Co.	55.45	53.72	No	58.83	Yes	65.74	Yes
Kraft Foods Group, Inc.	58.33	54.23	No	58.89	Yes	61.68	Yes
Och-Ziff Capital Management Group LLC	13.02	11.87	No	13.04	Yes	15.53	Yes
Philip Morris International Inc.	87.35	80.37	No	88.46	Yes	98.77	Yes
PPL Corporation	34.64	32.82	No	35.10	Yes	40.58	Yes
Spectra Energy Corp	40.80	41.60	Yes	41.60	Yes	46.88	Yes
Sempra Energy	99.71	99.99	Yes	99.99	Yes	104.05	Yes
Texas Instruments Incorporated	46.46	48.42	Yes	48.42	Yes	49.27	Yes
Under Armour, Inc.	50.15	52.46	Yes	52.46	Yes	60.13	Yes
Verizon Communications Inc.	49.74	50.40	Yes	50.40	Yes	55.23	Yes
Number of Basket Stocks at or above their respective Starting Values		5		14		15	
Hypothetical Coupon Rate		1.00%		6.00%		6.00%	
Hypothetical Coupon Payment		$0.10 per unit		$0.60 per unit		$0.60 per unit	

Risk Factors

We urge you to read the section "Risk Factors" in the product supplement and in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the Index. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, with respect to the notes in light of your particular financial and other circumstances and the information set forth in this term sheet and the accompanying product supplement, prospectus supplement and prospectus.

In addition to the risks in the product supplement identified below, you should review "Risk Factors" in the accompanying prospectus supplement, including the explanation of risks relating to the notes described in the section "— Risks Relating to All Note Issuances."

- Depending on the performance of the Basket Stocks as measured at the close of each Coupon Determination Date, the Coupon Payments on the notes may be limited to the Minimum Coupon Payment.

- Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

- Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

- Your investment return is limited to the return represented by the Maximum Coupon Payment and may be less than a comparable investment directly in the Basket Stocks.

- The estimated initial value of the notes will be less than the public offering price and may differ from the market value of the notes in the secondary market, if any. We will determine the estimated initial value by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. Different pricing models and assumptions could provide valuations for the notes that are different from our estimated initial value. The estimated initial value will reflect our internal funding rate we use to issue market-linked notes, as well as the mid-market value of the hedging arrangements related to the notes (which may include call options, put options or other derivatives).

- Our internal funding rate for the issuance of these notes is lower than the rate we would use when we issue conventional fixed or floating rate debt securities. This is one of the factors that may result in the market value of the notes being less than their estimated initial value. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you.

- The price of your notes in the secondary market, if any, immediately after the pricing date will be less than the public offering price. The public offering price takes into account certain costs, principally the underwriting discount, the hedging costs described on page TS-26 and the costs associated with issuing the notes. The costs associated with issuing the notes will be used or retained by us or one of our affiliates. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them.

- The estimated initial value does not represent a minimum price at which we, MLPF&S or any of our respective affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Basket Stocks and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

- A trading market is not expected to develop for the notes. Neither we nor MLPF&S is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

- Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trades in shares of the Basket Stocks), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients' accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

- You will have no rights as a holder of the Basket Stocks, you will have no rights to receive shares of the Basket Stocks, and you will not be entitled to receive dividends or other distributions by the issuers of the Basket Stocks (each, an "Underlying Company").

- Your return on the notes and the value of the notes may be affected by exchange rate movements and factors affecting the international securities markets.

- The value of a Basket Stock that is an ADR may not track the value of the common shares of the Underlying Company.

- The terms of the notes will not be adjusted for all corporate events that could affect the Basket Stocks. See "Description of the Notes—Anti-Dilution Adjustments" beginning on page PS-18 of product supplement STOCK INCOME-1.

- While we, MLPF&S or our respective affiliates may from time to time own Basket Stocks, we, MLPF&S and our respective affiliates do not control any Underlying Company and are not responsible for any disclosure made by any other company.

- There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

- You should consider the U.S. federal income tax consequences of investing in the notes. See "Material U.S. Federal Income Tax Consequences" below and "U.S. Federal Income Tax Summary" beginning on page PS-30 of product supplement STOCK INCOME-1.

The Basket Stocks

We have derived the following information about the Underlying Companies from publicly available documents. We have not independently verified the accuracy or completeness of the following information.

Because each Basket Stock is registered under the Securities Exchange Act of 1934, the Underlying Companies are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Underlying Companies can be located at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 or through the SEC's web site at http://www.sec.gov by reference to the applicable CIK number set forth below.

This term sheet relates only to the notes and does not relate to any securities of the Underlying Companies. The Underlying Companies will have no obligations with respect to the notes. None of us, MLPF&S, or any of our respective affiliates has participated or will participate in the preparation of the Underlying Companies' publicly available documents. None of us, MLPF&S, or any of our respective affiliates has made any due diligence inquiry with respect to the Underlying Companies in connection with the offering of the notes. None of us, MLPF&S, or any of our respective affiliates make any representation that the publicly available documents or any other publicly available information regarding the Underlying Companies are accurate or complete. Furthermore, there can be no assurance that all events occurring prior to the date of this term sheet, including events that would affect the accuracy or completeness of these publicly available documents that would affect the trading price of the Basket Stocks, have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Underlying Companies could affect the value of the Basket Stocks and therefore could affect your return on the notes. The selection of the Basket Stocks is not a recommendation to buy or sell shares of the Basket Stocks.

The tables set forth below generally show the quarterly high and low Closing Market Prices of the shares of the Basket Stocks on their primary exchange from the first quarter of 2008 through May 28, 2014; however, for certain Basket Stocks, the tables below show the quarterly high and low Closing Market Prices of the shares of those Basket Stocks from when a particular Basket Stock commenced trading through May 28, 2014. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. These historical trading prices may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.

AbbVie Inc.

AbbVie Inc. researches and develops pharmaceutical products. The company produces pharmaceutical drugs for specialty therapeutic areas such as immunology, chronic kidney disease, Hepatitis C, women's health, oncology, and neuroscience. The company also offers treatments for diseases including Multiple Sclerosis, Parkinson's, and Alzheimer's disease. Its common stock trades on the New York Stock Exchange (the "NYSE") under the symbol "ABBV." The company's CIK number is 1551152.

		High ($)	Low ($)
2012	Fourth Quarter (starting on December 10, 2012)	35.35	33.00
2013	First Quarter...	40.78	33.71
	Second Quarter..	47.17	40.57
	Third Quarter..	47.95	41.61
	Fourth Quarter..	54.32	44.52
2014	First Quarter...	53.68	46.83
	Second Quarter (through May 28, 2014)	54.11	46.46

Income Notes
Linked to a Basket of 20 Common Equity Securities, due June , 2020

Amazon.com, Inc.

Amazon.com, Inc. is an online retailer that offers a wide range of products. The company's products include books, music, videotapes, computers, electronics, home and garden, and numerous other products. The company offers personalized shopping services, Web-based credit card payment, and direct shipping to customers. Its common stock trades on the NASDAQ Global Select Market (the "NASDAQ") under the symbol "AMZN." The company's CIK number is 1018724.

		High ($)	Low ($)
2008	First Quarter..	96.25	62.43
	Second Quarter.....................................	84.51	71.99
	Third Quarter..	88.09	63.35
	Fourth Quarter......................................	69.58	35.03
2009	First Quarter..	75.58	48.44
	Second Quarter.....................................	87.56	73.50
	Third Quarter..	93.85	75.63
	Fourth Quarter......................................	142.25	88.67
2010	First Quarter..	136.55	116.00
	Second Quarter.....................................	150.09	108.61
	Third Quarter..	160.73	109.14
	Fourth Quarter......................................	184.76	153.03
2011	First Quarter..	191.25	160.97
	Second Quarter.....................................	206.07	178.34
	Third Quarter..	241.69	177.79
	Fourth Quarter......................................	246.71	173.10
2012	First Quarter..	205.44	175.93
	Second Quarter.....................................	231.90	185.50
	Third Quarter..	261.68	215.36
	Fourth Quarter......................................	261.50	220.64
2013	First Quarter..	283.99	253.39
	Second Quarter.....................................	281.76	248.23
	Third Quarter..	318.12	280.93
	Fourth Quarter......................................	404.39	298.23
2014	First Quarter..	407.05	336.52
	Second Quarter (through May 28, 2014)	342.99	288.32

BHP Billiton Limited

BHP Billiton Limited is an international resources company. The company's principal business lines are mineral exploration and production, including coal, iron ore, gold, titanium, ferroalloys, nickel and copper concentrate, as well as petroleum exploration, production, and refining. Its ADRs trade on the NYSE under the symbol "BHP." The company's CIK number is 811809.

		High ($)	Low ($)
2008	First Quarter	75.75	57.82
	Second Quarter	95.00	66.91
	Third Quarter	82.86	50.50
	Fourth Quarter	51.35	24.62
2009	First Quarter	48.45	33.56
	Second Quarter	61.86	44.38
	Third Quarter	68.89	49.54
	Fourth Quarter	77.90	62.63
2010	First Quarter	81.80	67.90
	Second Quarter	82.86	58.44
	Third Quarter	76.97	62.42
	Fourth Quarter	92.92	76.38
2011	First Quarter	96.02	84.88
	Second Quarter	102.68	88.38
	Third Quarter	96.80	66.44
	Fourth Quarter	83.60	64.42
2012	First Quarter	82.15	70.70
	Second Quarter	75.50	60.87
	Third Quarter	72.28	61.84
	Fourth Quarter	78.44	67.78
2013	First Quarter	80.46	68.43
	Second Quarter	71.09	57.38
	Third Quarter	70.02	56.32
	Fourth Quarter	72.81	63.73
2014	First Quarter	70.82	62.76
	Second Quarter (through May 28, 2014)	72.40	68.46

The Walt Disney Company

The Walt Disney Company is an entertainment company that conducts operations in media networks, studio entertainment, theme parks and resorts, consumer products, and interactive media. The company produces motion pictures, television programs, and musical recordings, as well as books and magazines. Its common stock trades on the NYSE under the symbol "DIS." The company's CIK number is 1001039.

		High ($)	Low ($)
2008	First Quarter	33.10	28.12
	Second Quarter	34.99	29.93
	Third Quarter	34.39	29.10
	Fourth Quarter	30.68	18.73
2009	First Quarter	24.31	15.59
	Second Quarter	25.87	18.79
	Third Quarter	28.46	22.24
	Fourth Quarter	32.43	27.21
2010	First Quarter	35.31	29.32
	Second Quarter	37.56	31.50
	Third Quarter	35.29	31.38
	Fourth Quarter	37.95	33.14
2011	First Quarter	44.07	37.82
	Second Quarter	43.91	37.58
	Third Quarter	40.74	29.55
	Fourth Quarter	37.71	29.00
2012	First Quarter	44.38	38.31
	Second Quarter	48.50	40.98
	Third Quarter	52.92	47.27
	Fourth Quarter	52.97	47.06
2013	First Quarter	57.75	50.58
	Second Quarter	67.67	56.69
	Third Quarter	67.11	60.69
	Fourth Quarter	76.40	63.59
2014	First Quarter	83.34	69.99
	Second Quarter (through May 28, 2014)	83.74	77.01

Ensco plc

Ensco plc is an international offshore contract drilling company. The company's operations are concentrated in the geographic regions of Asia Pacific (which includes Asia, the Middle East, Australia and New Zealand), Europe/Africa and North and South America. Its Class A common stock trades on the NYSE under the symbol "ESV." The company's CIK number is 314808.

		High ($)	Low ($)
2008	First Quarter	64.34	49.53
	Second Quarter	82.22	61.83
	Third Quarter	79.91	53.90
	Fourth Quarter	56.07	23.91
2009	First Quarter	31.22	22.11
	Second Quarter	41.62	26.59
	Third Quarter	42.73	32.70
	Fourth Quarter	50.32	39.94
2010	First Quarter	46.60	38.37
	Second Quarter	51.95	34.45
	Third Quarter	46.64	40.18
	Fourth Quarter	53.40	43.97
2011	First Quarter	58.70	50.10
	Second Quarter	59.62	50.93
	Third Quarter	53.36	40.42
	Fourth Quarter	52.73	39.51
2012	First Quarter	59.40	47.12
	Second Quarter	54.88	42.21
	Third Quarter	58.71	46.26
	Fourth Quarter	60.33	53.71
2013	First Quarter	65.45	57.08
	Second Quarter	64.02	51.73
	Third Quarter	61.23	53.75
	Fourth Quarter	62.05	54.00
2014	First Quarter	57.33	48.14
	Second Quarter (through May 28, 2014)	52.46	48.59

Income Notes
Linked to a Basket of 20 Common Equity Securities, due June , 2020

Eaton Corporation plc

Eaton Corporation plc manufactures engineered products for the industrial, vehicle, construction, commercial, and aerospace markets. The company offers products including hydraulic products and fluid connectors, electrical power distribution and control equipment, truck drivetrain systems, engine components, and a wide variety of controls. Its common shares trade on the NYSE under the symbol "ETN." The company's CIK number is 1551182.

		High ($)	Low ($)
2008	First Quarter..	48.09	38.78
	Second Quarter...	48.35	39.47
	Third Quarter...	42.17	26.89
	Fourth Quarter...	27.29	19.39
2009	First Quarter..	26.16	15.14
	Second Quarter...	24.59	18.75
	Third Quarter...	30.04	20.41
	Fourth Quarter...	33.11	27.03
2010	First Quarter..	38.21	30.62
	Second Quarter...	40.16	32.72
	Third Quarter...	41.34	31.79
	Fourth Quarter...	51.09	40.65
2011	First Quarter..	56.22	50.11
	Second Quarter...	55.91	45.81
	Third Quarter...	52.88	34.73
	Fourth Quarter...	46.97	34.16
2012	First Quarter..	52.51	45.29
	Second Quarter...	50.09	37.09
	Third Quarter...	48.52	37.04
	Fourth Quarter...	54.66	44.65
2013	First Quarter..	63.42	55.02
	Second Quarter...	68.88	55.80
	Third Quarter...	70.79	63.08
	Fourth Quarter...	76.75	65.65
2014	First Quarter..	77.67	68.65
	Second Quarter (through May 28, 2014)	77.02	70.92

Income Notes
Linked to a Basket of 20 Common Equity Securities, due June , 2020

Market Downside
Protection

Ford Motor Company

Ford Motor Company designs, manufactures, and services cars and trucks. The company also provides vehicle-related financing, leasing, and insurance through its subsidiary. Its common stock trades on the NYSE under the symbol "F." The company's CIK number is 37996.

		High ($)	Low ($)
2008	First Quarter..	6.85	5.11
	Second Quarter...	8.48	4.81
	Third Quarter..	6.03	4.17
	Fourth Quarter..	4.55	1.26
2009	First Quarter..	2.94	1.58
	Second Quarter...	6.41	2.74
	Third Quarter..	8.44	5.35
	Fourth Quarter..	10.20	6.84
2010	First Quarter..	14.10	10.28
	Second Quarter...	14.46	9.88
	Third Quarter..	13.16	10.16
	Fourth Quarter..	17.00	12.26
2011	First Quarter..	18.79	14.01
	Second Quarter...	15.79	12.78
	Third Quarter..	14.12	9.62
	Fourth Quarter..	12.51	9.37
2012	First Quarter..	12.96	11.13
	Second Quarter...	12.64	9.59
	Third Quarter..	10.59	8.92
	Fourth Quarter..	12.95	9.79
2013	First Quarter..	14.30	12.13
	Second Quarter...	15.90	12.44
	Third Quarter..	17.66	15.74
	Fourth Quarter..	17.76	15.15
2014	First Quarter..	16.73	14.55
	Second Quarter (through May 28, 2014)	16.46	15.46

Facebook, Inc.

Facebook, Inc. operates a social networking website. The company's website allows people to communicate with their family, friends, and coworkers. Facebook develops technologies that facilitate the sharing of information, photographs, website links, and videos. The company's users have the ability to share and restrict information based on their own specific criteria. Its Class A common stock trades on the NASDAQ under the symbol "FB." The company's CIK number is 1326801.

		High ($)	Low ($)
2012	Second Quarter (starting on May 17, 2012).....	38.37	25.87
	Third Quarter..	32.17	17.73
	Fourth Quarter..	28.24	18.99
2013	First Quarter...	32.46	25.14
	Second Quarter...	28.97	22.90
	Third Quarter..	51.24	24.37
	Fourth Quarter..	57.96	44.82
2014	First Quarter...	72.03	53.53
	Second Quarter (through May 28, 2014)	63.51	56.14

Fortinet, Inc.

Fortinet, Inc. provides network security solutions. The company offers network security appliances and related software, and subscription services. The company's systems integrate a suite of security technologies, including firewall, VPN, antivirus, intrusion prevention (IPS), Web filtering, antispam, and traffic shaping. Its common stock trades on the NASDAQ under the symbol "FTNT." The company's CIK number is 1262039.

		High ($)	Low ($)
2009	Fourth Quarter (starting on November 17, 2009)......	9.18	8.28
2010	First Quarter..	10.06	7.85
	Second Quarter	9.32	7.51
	Third Quarter	12.61	8.00
	Fourth Quarter	16.73	12.04
2011	First Quarter..	22.00	16.55
	Second Quarter	27.29	18.94
	Third Quarter	28.17	16.25
	Fourth Quarter	25.76	16.53
2012	First Quarter..	27.83	19.90
	Second Quarter	28.44	20.41
	Third Quarter	27.68	20.93
	Fourth Quarter	24.80	17.81
2013	First Quarter..	25.00	19.06
	Second Quarter	22.98	16.53
	Third Quarter	21.43	17.28
	Fourth Quarter	21.98	16.76
2014	First Quarter..	23.86	19.02
	Second Quarter (through May 28, 2014)..................	23.30	20.36

Helmerich & Payne, Inc.

Helmerich & Payne, Inc. provides contract drilling of oil and gas wells in the Gulf of Mexico and South America. The company operates land rigs and platform rigs. Its common stock trades on the NYSE under the symbol "HP." The company's CIK number is 46765.

		High ($)	Low ($)
2008	First Quarter	47.42	34.74
	Second Quarter	76.99	47.46
	Third Quarter	71.69	40.41
	Fourth Quarter	42.04	18.10
2009	First Quarter	27.27	20.12
	Second Quarter	36.79	23.61
	Third Quarter	40.98	27.36
	Fourth Quarter	44.90	36.51
2010	First Quarter	48.58	36.40
	Second Quarter	43.30	33.42
	Third Quarter	41.62	36.33
	Fourth Quarter	49.06	40.26
2011	First Quarter	68.69	48.11
	Second Quarter	70.34	57.67
	Third Quarter	72.60	40.60
	Fourth Quarter	60.58	37.39
2012	First Quarter	65.13	52.40
	Second Quarter	54.96	39.18
	Third Quarter	51.49	42.28
	Fourth Quarter	56.98	45.22
2013	First Quarter	67.94	56.58
	Second Quarter	65.50	56.25
	Third Quarter	70.82	62.91
	Fourth Quarter	84.08	70.92
2014	First Quarter	107.70	81.95
	Second Quarter (through May 28, 2014)	113.81	104.40

JPMorgan Chase & Co.

JPMorgan Chase & Co. provides financial services and retail banking. The company provides services such as investment banking, treasury and securities services, asset management, private banking, card member services, commercial banking, and home finance. The company serves business enterprises, institutions, and individuals. Its common stock trades on the NYSE under the symbol "JPM." The company's CIK number is 19617.

		High ($)	Low ($)
2008	First Quarter	48.25	36.48
	Second Quarter	49.25	34.31
	Third Quarter	48.24	31.02
	Fourth Quarter	49.85	22.72
2009	First Quarter	31.35	15.90
	Second Quarter	38.94	27.25
	Third Quarter	46.47	32.27
	Fourth Quarter	47.16	40.27
2010	First Quarter	45.02	37.70
	Second Quarter	47.81	36.61
	Third Quarter	41.64	35.63
	Fourth Quarter	42.67	36.96
2011	First Quarter	48.00	43.40
	Second Quarter	47.64	39.49
	Third Quarter	42.29	29.27
	Fourth Quarter	37.02	28.38
2012	First Quarter	46.27	34.91
	Second Quarter	46.13	31.00
	Third Quarter	41.57	33.90
	Fourth Quarter	44.53	39.29
2013	First Quarter	51.00	44.57
	Second Quarter	55.62	46.64
	Third Quarter	56.67	50.32
	Fourth Quarter	58.48	50.75
2014	First Quarter	61.07	54.31
	Second Quarter (through May 28, 2014)	60.67	53.31

Kraft Foods Group, Inc.

Kraft Foods Group, Inc. is a food company. The company is focused on consumer packaged food and beverages for North American Grocery stores. The company offers a wide range of branded beverages, cheese, grocery products and convenient meals. Its common stock trades on the NASDAQ under the symbol "KRFT." The company's CIK number is 1545158.

		High ($)	Low ($)
2012	Third Quarter (starting on September 17, 2012)	46.45	44.65
	Fourth Quarter	47.57	43.66
2013	First Quarter	51.66	45.39
	Second Quarter	57.54	50.09
	Third Quarter	58.29	51.57
	Fourth Quarter	55.79	51.89
2014	First Quarter	56.21	51.06
	Second Quarter (through May 28, 2014)	58.33	55.64

Och-Ziff Capital Management Group LLC

Och-Ziff Capital Management Group manages hedge funds. The company provides a variety of alternative asset management services for fund investors through locations in the United States, Europe, and Asia. Och-Ziff Capital's investment strategies include private equity, real estate, and equity restructuring. Its Class A stock trades on the NYSE under the symbol "OZM." The company's CIK number is 1403256.

This Basket Stock represents the company's common equity securities. Accordingly, references in this document and in product supplement STOCK INCOME-1 to "a share" or "shares" of common stock, or similar terms, will also refer to units of a limited liability company.

		High ($)	Low ($)
2008	First Quarter	26.10	19.48
	Second Quarter	22.24	18.25
	Third Quarter	18.80	11.69
	Fourth Quarter	11.20	3.98
2009	First Quarter	6.57	4.58
	Second Quarter	10.56	6.19
	Third Quarter	12.17	7.80
	Fourth Quarter	14.04	11.28
2010	First Quarter	16.00	12.57
	Second Quarter	18.15	12.59
	Third Quarter	15.69	12.00
	Fourth Quarter	15.98	13.69
2011	First Quarter	17.39	15.26
	Second Quarter	16.42	13.13
	Third Quarter	14.26	9.03
	Fourth Quarter	11.39	7.43
2012	First Quarter	10.72	8.35
	Second Quarter	9.72	6.81
	Third Quarter	9.70	6.84
	Fourth Quarter	10.30	8.74
2013	First Quarter	10.72	8.83
	Second Quarter	11.64	9.24
	Third Quarter	11.50	10.44
	Fourth Quarter	14.87	11.14
2014	First Quarter	15.91	13.04
	Second Quarter (through May 28, 2014)	13.88	11.65

Philip Morris International Inc.

Philip Morris International Inc., through its subsidiaries, affiliates and their licensees, produces, sells, distributes, and markets a wide range of branded cigarettes and tobacco products in markets outside of the United States of America. The company's portfolio comprises both international and local brands. Its common stock trades on the New York Stock Exchange under the symbol "PM." The company's CIK number is 1413329.

		High ($)	Low ($)
2008	First Quarter	51.75	49.15
	Second Quarter	53.63	48.00
	Third Quarter	55.95	46.80
	Fourth Quarter	50.78	36.63
2009	First Quarter	44.47	32.34
	Second Quarter	44.60	36.09
	Third Quarter	49.40	42.34
	Fourth Quarter	51.55	47.36
2010	First Quarter	52.89	45.51
	Second Quarter	52.95	43.17
	Third Quarter	56.32	46.45
	Fourth Quarter	60.82	55.29
2011	First Quarter	65.70	56.02
	Second Quarter	71.75	64.92
	Third Quarter	72.35	62.38
	Fourth Quarter	79.10	61.76
2012	First Quarter	88.61	73.26
	Second Quarter	90.31	81.91
	Third Quarter	93.38	86.67
	Fourth Quarter	93.74	82.39
2013	First Quarter	93.42	85.83
	Second Quarter	96.44	86.50
	Third Quarter	90.54	82.95
	Fourth Quarter	91.64	84.16
2014	First Quarter	86.02	75.39
	Second Quarter (through May 28, 2014)	87.35	82.21

PPL Corporation

PPL Corporation is an energy and utility holding company. The company, through its subsidiaries, generates electricity from power plants in the northeastern and western United States, and markets wholesale and retail energy primarily in the northeastern and western portions of the United States, and delivers electricity in Pennsylvania and the United Kingdom. Its common stock trades on the NYSE under the symbol "PPL." The company's CIK number is 922224.

		High ($)	Low ($)
2008	First Quarter..	55.16	45.07
	Second Quarter...	53.67	46.94
	Third Quarter...	53.03	34.98
	Fourth Quarter...	37.84	28.69
2009	First Quarter..	33.21	24.46
	Second Quarter...	34.34	27.83
	Third Quarter...	33.98	28.59
	Fourth Quarter...	32.98	29.16
2010	First Quarter..	32.61	27.58
	Second Quarter...	28.64	24.24
	Third Quarter...	27.85	25.20
	Fourth Quarter...	27.93	25.19
2011	First Quarter..	26.91	24.35
	Second Quarter...	28.28	25.56
	Third Quarter...	29.27	25.33
	Fourth Quarter...	30.24	27.45
2012	First Quarter..	28.85	27.49
	Second Quarter...	28.20	26.77
	Third Quarter...	29.93	27.82
	Fourth Quarter...	30.15	27.93
2013	First Quarter..	31.31	28.71
	Second Quarter...	33.38	28.45
	Third Quarter...	32.01	29.35
	Fourth Quarter...	31.08	29.25
2014	First Quarter..	33.14	29.59
	Second Quarter (through May 28, 2014)	34.64	32.42

Spectra Energy Corp

Spectra Energy Corp transmits, stores, distributes, gathers, and processes natural gas. The company provides transportation and storage of natural gas to customers in various regions of the northeastern and southeastern United States, the Maritime Provinces in Canada and the Pacific Northwest in the United States and Canada, and the province of Ontario, Canada. Its common stock trades on the NYSE under the symbol "SE." The company's CIK number is 1373835.

		High ($)	Low ($)
2008	First Quarter	25.97	22.42
	Second Quarter	28.74	22.96
	Third Quarter	29.02	23.51
	Fourth Quarter	23.25	13.48
2009	First Quarter	17.17	11.50
	Second Quarter	17.54	14.39
	Third Quarter	19.71	16.04
	Fourth Quarter	20.65	18.42
2010	First Quarter	23.03	20.64
	Second Quarter	23.74	19.20
	Third Quarter	22.55	20.18
	Fourth Quarter	25.26	22.53
2011	First Quarter	27.27	24.72
	Second Quarter	29.04	26.45
	Third Quarter	27.93	23.14
	Fourth Quarter	30.98	24.13
2012	First Quarter	32.15	30.40
	Second Quarter	31.57	27.47
	Third Quarter	30.84	28.26
	Fourth Quarter	30.16	26.74
2013	First Quarter	30.75	27.00
	Second Quarter	34.66	29.79
	Third Quarter	36.75	32.58
	Fourth Quarter	36.00	33.00
2014	First Quarter	37.73	34.52
	Second Quarter (through May 28, 2014)	40.89	37.45

Sempra Energy

Sempra Energy is an energy services holding company with operations throughout the United States, Mexico, and other countries in South America. The company, through its subsidiaries, generates electricity, delivers natural gas, operates natural gas pipelines and storage facilities, and operates a wind power generation project. Its common stock trades on the NYSE under the symbol "SRE." The company's CIK number is 1032208.

		High ($)	Low ($)
2008	First Quarter	62.57	49.52
	Second Quarter	59.35	54.30
	Third Quarter	58.58	50.47
	Fourth Quarter	50.83	36.99
2009	First Quarter	46.53	36.72
	Second Quarter	50.80	44.25
	Third Quarter	52.52	47.55
	Fourth Quarter	56.88	49.63
2010	First Quarter	55.90	48.13
	Second Quarter	51.36	44.52
	Third Quarter	53.93	46.43
	Fourth Quarter	54.17	49.88
2011	First Quarter	54.07	50.62
	Second Quarter	55.50	51.91
	Third Quarter	53.42	45.59
	Fourth Quarter	55.34	49.78
2012	First Quarter	59.96	54.83
	Second Quarter	69.26	61.14
	Third Quarter	70.86	64.06
	Fourth Quarter	72.74	64.64
2013	First Quarter	80.18	70.84
	Second Quarter	84.60	78.36
	Third Quarter	88.77	79.73
	Fourth Quarter	92.10	85.23
2014	First Quarter	96.76	88.44
	Second Quarter (through May 28, 2014)	100.41	95.57

Texas Instruments Incorporated

Texas Instruments Incorporated operates as a semiconductor design and manufacturing company. The company develops analog integrated circuits and embedded processors. Texas Instruments has manufacturing or sales operations worldwide. Its common stock trades on the NASDAQ under the symbol "TXN." The company's CIK number is 97476.

The company's common stock traded on the NYSE until January 1, 2012, at which time it was listed on the NASDAQ.

		High ($)	Low ($)
2008	First Quarter	32.35	28.11
	Second Quarter	32.70	28.16
	Third Quarter	29.13	21.50
	Fourth Quarter	21.64	14.01
2009	First Quarter	17.38	13.77
	Second Quarter	21.66	16.25
	Third Quarter	25.14	20.42
	Fourth Quarter	26.85	22.49
2010	First Quarter	26.34	22.50
	Second Quarter	27.16	23.28
	Third Quarter	27.14	23.03
	Fourth Quarter	33.75	27.21
2011	First Quarter	36.56	32.67
	Second Quarter	35.90	31.24
	Third Quarter	33.52	24.82
	Fourth Quarter	31.82	26.46
2012	First Quarter	33.99	29.57
	Second Quarter	33.26	26.87
	Third Quarter	30.27	26.44
	Fourth Quarter	31.34	27.17
2013	First Quarter	35.62	31.58
	Second Quarter	37.09	33.92
	Third Quarter	40.87	35.05
	Fourth Quarter	43.91	39.24
2014	First Quarter	47.15	40.89
	Second Quarter (through May 28, 2014)	48.47	44.89

Under Armour, Inc.

Under Armour, Inc. develops, markets, and distributes branded performance products for men, women, and youth. The company designs and sells a broad offering of apparel and accessories made of synthetic microfibers. Its common stock trades on the NYSE under the symbol "UA." The company's CIK number is 1336917.

		High ($)	Low ($)
2008	First Quarter	11.44	7.00
	Second Quarter	9.65	6.41
	Third Quarter	10.75	6.24
	Fourth Quarter	7.83	4.39
2009	First Quarter	6.54	3.08
	Second Quarter	6.42	4.03
	Third Quarter	7.67	5.11
	Fourth Quarter	8.27	6.38
2010	First Quarter	7.70	5.99
	Second Quarter	9.38	7.55
	Third Quarter	11.38	8.13
	Fourth Quarter	15.00	11.11
2011	First Quarter	17.45	13.25
	Second Quarter	19.63	15.63
	Third Quarter	20.60	13.20
	Fourth Quarter	21.50	16.14
2012	First Quarter	24.74	18.05
	Second Quarter	26.61	22.25
	Third Quarter	30.02	22.74
	Fourth Quarter	29.64	23.71
2013	First Quarter	25.60	22.93
	Second Quarter	32.15	25.28
	Third Quarter	40.59	29.91
	Fourth Quarter	43.65	38.18
2014	First Quarter	62.22	41.00
	Second Quarter (through May 28, 2014)	59.44	46.24

Income Notes
Linked to a Basket of 20 Common Equity Securities, due June , 2020

Verizon Communications Inc.

Verizon Communications Inc. is an integrated telecommunications company that provides wire line voice and data services, wireless services, Internet services, and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and payphones. Its common stock trades on the NYSE under the symbol "VZ." The company's CIK number is 732712.

		High ($)	Low ($)
2008	First Quarter	40.42	31.46
	Second Quarter	36.99	32.03
	Third Quarter	33.49	28.61
	Fourth Quarter	31.98	23.43
2009	First Quarter	32.37	24.46
	Second Quarter	30.86	26.92
	Third Quarter	30.19	26.74
	Fourth Quarter	31.52	26.76
2010	First Quarter	31.15	26.51
	Second Quarter	29.40	25.16
	Third Quarter	32.86	26.28
	Fourth Quarter	35.78	31.90
2011	First Quarter	38.54	34.30
	Second Quarter	38.61	35.12
	Third Quarter	37.82	33.12
	Fourth Quarter	40.12	35.35
2012	First Quarter	39.78	37.21
	Second Quarter	44.44	36.80
	Third Quarter	45.89	42.25
	Fourth Quarter	47.26	41.40
2013	First Quarter	49.48	41.51
	Second Quarter	53.91	48.30
	Third Quarter	51.49	45.91
	Fourth Quarter	51.14	46.05
2014	First Quarter	49.30	45.98
	Second Quarter (through May 28, 2014)	49.74	45.94

Supplement to the Plan of Distribution

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S will not receive an underwriting discount for notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S's trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. At MLPF&S's discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the estimated initial value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Index, the remaining term of the notes, and the issuer's creditworthiness. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we, MLPF&S or any of our respective affiliates will purchase your notes at a price that equals or exceeds the estimated initial value of the notes.

The value of the notes shown on your account statement provided by MLPF&S will be based on their estimate of the value of the notes if MLPF&S or one of its affiliates were to make a market in the notes, which it is not obligated to do. This estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the estimated initial value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding HSBC or for any purpose other than that described in the immediately preceding sentence.

Role of MLPF&S

MLPF&S will participate as selling agent in the distribution of the notes. Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Index and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by MLPF&S seeking bids from market participants, which could include one of our affiliates and MLPF&S and its affiliates. These hedging arrangements take into account a number of factors, including the issuer's creditworthiness, interest rate movements, the volatility of the Index, the tenor of the note and the tenor of the hedging arrangements. The economic terms of the notes depend in part on the terms of the hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see "Risk Factors—General Risks Relating to the Notes" beginning on page PS-5 and "Use of Proceeds" on page PS-14 of product supplement STOCK INCOME-1.

Material U.S. Federal Income Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

- There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

- We intend to treat the notes as variable rate debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the notes, you agree to treat the notes as variable rate debt instruments for all U.S. federal income tax purposes and, based on certain factual representations received from us, in the opinion of Morrison & Foerster LLP, our special U.S. tax counsel, it is reasonable to treat the notes as variable rate debt instruments.

- Assuming the notes are treated as variable rate debt instruments, interest on a note will be taxable to a U.S. holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. holder's normal method of accounting for tax purposes.

- Upon the disposition of a note by sale, exchange, redemption, repayment of principal at maturity or other taxable disposition, a U.S. holder will generally recognize taxable gain or loss equal to the difference between (i) the amount realized on the disposition (other than amounts attributable to accrued but untaxed interest) and (ii) the U.S. holder's adjusted tax basis in the note. A U.S. holder's adjusted tax basis in a note generally will equal the cost of the note (net of accrued interest) to the U.S. holder. Because the note is held as a capital asset, such gain or loss (except to the extent that the market discount rules or the rules relating to short-term debt instruments otherwise provide) will generally constitute capital gain or loss. Capital gains of individual taxpayers from the sale, exchange or other disposition of a note held for more than one year may be eligible for reduced rates of taxation. The deductibility of a capital loss realized on the sale, exchange, or other disposition of a note is subject to limitations.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled "U.S. Federal Income Tax Summary" beginning on page PS-30 of product supplement STOCK INCOME-1.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

Market Downside Protection

MLPF&S classifies certain market-linked investments (the "Market-Linked Investments") into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Market Downside Protection Market-Linked Investment or guarantee any performance.

Market Downside Protection Market-Linked Investments combine some of the capital preservation features of traditional bonds with the growth potential of equities and other asset classes. They offer full or partial market downside protection at maturity, while offering market exposure that may provide better returns than comparable fixed income securities. It is important to note that the market downside protection feature provides investors with protection only at maturity, subject to issuer credit risk. In addition, in exchange for full or partial protection, you forfeit dividends and full exposure to the linked asset's upside. In some circumstances, this could result in a lower return than with a direct investment in the asset.